Exhibit 99.3

THE CLOROX COMPANY

RETURN ON INVESTED CAPITAL

Dollars in millions	FY07	FY06	FY05	FY04	FY03

Gross profit	$2,091	$1,959	$1,895	$1,831	$1,815
Selling and administrative expenses	642	631	551	543	523
Advertising costs	474	450	435	420	446
Research and development costs	108	99	88	84	75

Adjusted operating profit	867	779	821	784	771
Other charges added back to adjusted operating profit(1)	23	9	15	8	4

Subtotal	890	788	836	792	775

After tax	595	529	543	516	508
Average invested capital(2)	4,037	3,965	3,898	3,819	3,658
Return on invested capital	14.7%	13.3%	13.9%	13.5%	13.9%
change versus prior year	+140 bps	-60 bps	+40 bps	-40 bps	+140 bps

(1)	Other charges added to adjusted operating profit relate primarily to amortization expense and other smaller items included in gross profit. In addition, the current year included IT transition cost included in selling and administrative expenses.

(2)	Average invested capital includes total assets less current liabilities (excluding short-term debt) adjusted to add back cumulative historical goodwill amortization, impairment and other charges since fiscal year 1989.